AMERICAN BONANZA GOLD CORP.

Computershare
Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Do you want to receive shareholder information **electronically?**

Now there is a new and easy way for you to receive important shareholder information including the Annual Report, Notice of Meeting and proxy-related materials - *electronically*. By registering for this service, you will enjoy convenient and timely access to company documents and help reduce high printing and postage costs, creating better shareholder value while at the same time helping the environment.

Registration is simple!

Visit *www.computershare.com/edelivery* and follow these steps:

- Click "eDelivery Signup" from the right side menu
- Choose the Company from the drop-down list
- Enter your personal security information for validation: Holder Account Number and Postal Code
  (enter family/company name instead of Postal Code if you reside outside of Canada)
- Click Sign In
- Enter in your Family or Company Name
- Click Submit

- Our systems will support most popular email platforms
- You may still request a paper copy of any document
- You may revoke your consent to e-delivery anytime by emailing us
- You are not obligated in any way to register for e-delivery, it is completely voluntary

To change your delivery preferences or un-enroll, access your account as previously outlined to make changes or delete your email address.

Take advantage of this new e-delivery service today!

Please contact Computershare at *service@computershare.com*
or 1-800-564-6253 (toll-free in Canada and the US)
or 514-982-7555 (international direct dial)